To Become Effective Upon Filing
                                                            Pursuant to Rule 462

As Filed With The U.S. Securities and Exchange Commission

                                Registration No.


                       Securities and Exchange Commission
                              Washington D.C. 20549
                                    Form S-8

                             Registration Statement
                                      Under
                           The Securities Act of 1933

                       Play Co Toys & Entertainment Corp.
               (Exact name of issuer as specified in its charter)

Delaware                                                                             95-3024222
State of Incorporation                                                               (I.R.S. Employer Identification No)

                     550 Rancheros Drive San Marcos CA 92069
                    (Address of Principal Executive Offices)

                              Consultinq Agreement
                            (Full Title of the Plan)

                            Richard Brady, President
                     C/O Play Co Toys & Entertainment Corp,
                   550 Rancheros Drive San Marcos C,I, 92069
                     (Name and Address of Agent For Service)
                                  (760)471-4505
           (Telephone Number, including area code of agent of service)

     Approximate Date of Commencement of Proposed sales under the Plan: as soon as practicable after this Registration Statement becomes effective

Total Number of Pages:  22

Exhibit Index begins sequentially on Numbered page:  11

                      Calculation of the Registration Fees

Title of Securities                 Amount                Proposed              Proposed             Amount
To Be Registered                    To Be                 Maximum               Maximum              Of Registration
                                    Registered            Offering              Aggregate            Fee
                                                          Price Per             Offering
                                                          Share                 Price                (.0003448)
----------------------------------------------------------------------------------------------------------------------
Shares of common
Stock .01 par value                 30,000                $.20                  $6000.00                  $2.06


Shares of Series E
Preferred Stock.01
par value per share
underlying an option                10,000                $2.00                      $20,000
                                    10,000                $2.25                      $22,500
                                    10,000                $2.50                      $25,000
                                    10,000                $2.75                      $27,500
                                    10,000                $3.00                      $30,000
                                    10,000                $3.25                      $32,500
                                    10,000                $3.50                      $35,000
                                    10,000                $4.00                      $40,000
                                    10,000                $4.50                      $45,000
                                    10,000                $5.00                      $50,000
                                    10,000                $5.50                      $55,000
                                    10,000                $6.00                      $60,000
                                                                                     --------
                                                                                    $496,875             $168.09
Warrants to purchase

Series E Preferred stock 50,000                           $0.75                      $37,500             $ 12.93
                                                                                     --------             --------
TOTAL                                                                                540,375             $183.08


PART I INFORMATION REQUIRED IN THE SECTION I O(A) PROSPECTUS

Item 1.           Plan Information

                  (See attached exhibit number four.)

Item 2.           Registrant Information and Employee Plan Annual Information

                  Not Applicable.

PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

     There are incorporated herein by reference the following documents:

     a. Play Co. Toys & Entertainment Corp. (the "Company") latest annual report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") which contains, either directly or by incorporation by, reference, certified financial statements for the Company's latest fiscal year for which statements have been filed.

     b. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in Item 3a above.

     c. The description of the Company's common stock contained in the Company's Registration Statement under Section 12 of the Exchange Act, if any, including any amendment or report filed for the purpose of updating such description.

     d. All reports subsequently filed by the Company pursuant to the Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be part hereof from the date of filing of such documents.

Item 4.           Description of Securities

     The Company has authorized 40,000,000 shares of common stock, par value $.0l ("Common Stock"), and 10,000,000 shares of Series E Preferred Stock, $.01 par value. No dividend or voting rights are attached and the Preferred has a $1.00 liquidation preference.

     Holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders. Shares of Common Stock do not carry cumulative voting rights and therefore, holders of the majority of the outstanding shares of Common Stock are able to elect the entire board of directors and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Warrant entitles the holder thereof to purchase one share of Series E stock at a price of $5.00 for a period of four years commencing one year from the closing date.

     The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of Common Stock, which, if done, would reduce the existing stockholder's percentage ownership of the Company and may dilute the book value of the Common Stock.

     Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock. The Common Stock is not subject to redemption, carries no subscription or conversion rights.

     In the event of liquidation of the Company, the holders of the Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and priority payment to the Preferred shareholders.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends.

     During the last two fiscal years the Company has not paid cash dividends on its Common Stock and does not anticipate that it will pay cash dividends in the foreseeable future.

Item 5.           Interests of Named Experts and Counsel

                  Not Applicable.

Item 6.           Indemnification of Directors and Officers

     The Company's Charter, By-Laws and Delaware General Corporation Law indemnify all persons so identified as being covered including officers and directors, from personal liability as described below:

     The Company=s Certificate Of Incorporation provides that its officers and directors (and others) are entitled to indemnification from the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time.




                            INTENTIONALLY LEFT BLANK


     b. Further, the Company=s Certificate Of Incorporation provides that the Company=s directors shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the directors duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware shall hereafter be amended so as to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein shall be limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as then amended.

     INSOFAR AS INDEMNIECATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMTTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED TN THE ACT IS THEREFORE UNENFORCEABLE.

Item 7.           Exemption from Registration Claimed

                  Not Applicable.

Item 8.           Exhibits
                           Exhibit 4             Consulting Agreement
                           Exhibit 5             Opinion of Alan Berkun, Esq.
                           Exhibit 23            Consent of Alan Berkun, Esq.*
                           Exhibit 23.1          Consentof Haskell & White LLP

* Contained in opinion of Alan Berkun, Esq.

Item 9.         Undertakings

     a. The undersigned registrant hereby undertakes:

                    i. To file,  during any period in which  offers or sales are being made, a post-effective amendment to this Registration Statement; (1) To include any prospectus required by Section 10(a) of the Securities Act of 1933 (the "Securities Act");

                         (2) To  reflect in the  prospectus  any facts or events
                    which, individually or together, represent a fundamental change in the information in the Registration Statement; (3) To include any additional or changed material information on the plan of distribution. Provided, however, that Paragraphs
                    a. i. (1) and a. i. (2) do not apply if the Registration Statement is on Form S - 8, and the information required to be included in a post-effective amendment is incorporated by reference from periodic reports filed by the small business issuer under the Exchange Act. ii. That, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     b. That if the small business issuer will offer the securities to existing security holders under warrants and rights and the small business issuer will reoffer to the public any securities not taken by security holders, with any modifications that suit the particular case. The small business issuer will supplement the prospectus after the end of the subscription period, to include the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of the unsubscribed securities that the underwriters will purchase and the terms of any later reoffering. If the underwriters make any public offering of the securities on terms different from those on the coverage page of the prospectus, small business issue will file a post-effective amendment to state the terms of such offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Marcos, California on this 25th day of March, 1998.

                                                               By:/s/ RICH BRADY
                                                         Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement of Play Co. Toys & Entertainment Corp. has been signed by the following persons in the capacities and on the dates indicated.

Signatures                         Title(s)                      Date


/s/Richard Brady                   President/CEO/Director        3/25/98



/s/James Frakes                    Chief Financial Officer       3/25/98
                                   Secretary/Director


                                  EXHIBIT INDEX




               EXHIBIT NUMBERS                            ITEM



                       4                                  Consulting Agreement

                       5                                  Opinion of Alan Berkun, Esq.

                       23                                 Consent of Alan Berkun, Esq. *

                       23.1                               Consent of Haskell & White LLP


                    * Contained in opinion of Alan Berkun, Esq.

                                    EXHIBIT 4

                              CONSULTING AGREEMFNT

     This Consulting Agreement ("Agreement') is made between C. Jones & Company, Inc. ("CJC"), a Nevada corporation and, Play Co. Toys & Entertainment Corp. ("Client"), a Delaware corporation, with respect to the following:

                                    RECITALS

        WHEREAS, CJC is in the business of providing investor and public relations and general business consulting services to privately held and publicly held corporations, and

        WHEREAS, Client is in the business selling retail toys primarily in Southern California and wishes to retain the services of CJC.

                                    AGREEMENT

        NOW THEREFORE, in consideration of the mutual promises made by CJC and Client, and the terms and conditions hereafter set forth, the receipt and adequacy of such consideration being mutually acknowledged, CJC and Client agree to the following:

1.       Terms of this Consulting Agreement:

     A. Term: The initial term shall be for the period of one year ("Initial Term") from the date herein, subject to Section E below.

     B. Consulting Services: As a public and investor relations company which incorporates a variety of programs, techniques, and tools, CJC will provide general assistance to Client, on a non-exclusive basis, in the area of public and investor relations, including without limitation: (i) introducing, initiating, and engaging in the process of facilitating relationships between the Company and the investment community; (ii) preparing and disseminating public information regarding the Client to inform the investment community of the Client's developing operations; and (iii) promoting coverage of the client and its operations with respect to the initial and periodic research analysis reports of reputable investment firms.

     C. Consideration: In consideration for the services to be performed on behalf of Client by CJC, Client shall compensate CJC as follows:

                         1. On the date and at the time of the  signing  of this
                    Agreement, Client shall issue to CJC an option to purchase 30,000 shares of its Common Stock, par value $.0l, at $.20 per share.

                         2. CJC shall have an option to purchase an aggregate of
                    120,000 shares; of the Series E Preferred Stock, par value $.0l, from the Company, at the following exercise prices:

                              10,000 shares at $2.00
                              10,000 shares at $2.25
                              10,000 shares at $2.50
                              10,000 shares at $2.75
                              10,000 shares at $3.00
                              10,000 shares at $3.25
                              10,000 shares at $3.50
                              10,000 shares at $4.00
                              10,000 shares at $4.50
                              10,000 shares at $5.00
                              10,000 shares at $5.50
                              10,000 shares at $6.00

                         3. CJC shall have an option to purchase 50,000 warrants
                    to purchase shares of Client's Series E Preferred Stock, the same warrants that are traded on the OTC Bulletin Board, at an exercise price of $.75 per warrant.

                         4. The Company agrees to file a registration  statement
                    on Form S-8 to register the resale of the securities referenced in subparagraphs (1)-(3) above.

     Expenses: Unless otherwise agreed to in writing, each party shall be responsible for its own costs with regard to the terms and conditions set forth in this Agreement.

     E. Extensions, Renewals, Earlier Termination: This Agreement may be extended on a month-to-month basis by mutual agreement of the parties, following a mutually negotiated, written amendment to this Agreement specifying the new time period ("Extension Period"), terms of the Amendment, and CJC's compensation for the Extension Period. Notice of the mutually agreed extension amendment must comply with Section F. The Client may terminate the agreement at any time on five days written notice to CJC. Upon termination of this Agreement, the options shall become null and void.

     F. Official Notices: All official communications or legal notices shall be deemed given when in writing and sent by registered or certified mail, charges prepaid, addressed to the respective party at the postal address or other addressees) as each party may hereafter designate in writing, or when sent by facsimile transmission. The present addresses of the parties are as follows:


                            C. Jones & Company, Inc.
                           6977 E. Chestnut Hill St.
                           Highlands Ranch, CO 80126
                              303-470-8783 (phone)
                               303-470-3312 (fax)
                              Attn: C. Allen Jones

                                       AND


                       Play Co. Toys & Entertainment Corp.
                               550 Rancheros Drive
                              San Marcos, CA 92069
                              760-471-4505 (phone)
                               Attn: Richard Brady


2.       Confidentiality of Proprietary Information:

     A. Confidential Information:

          1. 'Confidential Information' means any proprietary information, technical data, or know-how disclosed to CJC by Client, either directly or indirectly, in writing, orally, by drawing, or by inspection or other tangible items. Confidential Information shall include, without limitation, all intellectual property; business relationships and plans; product research; and financial projections and plans of Client disclosed to or discussed with CJC.

          2. CJC agrees not to use any of Client's or any of its parent or subsidiary companies' confidential information for its own uses or for any purpose except to carry out discussions or a business understanding between Client and CJC.

          3. CJC agrees not to disclose any of Clients confidential information to any third party and further agrees to take all reasonable measures to protect the secrecy of and avoid disclosure of confidential information.

          4. CJC acknowledges that nothing contained in this Agreement will be construed as granting any rights, by license or other otherwise, to any of Client's or its parent or subsidiary companies' confidential information.

          5. Client agrees to be bound by all of the above terms contained in this Section with regards to CJC's confidential and proprietary information that may be obtained in the course of this Agreement.

     B. Limitation of Liability for Non-Party Disclosures: Neither party shall have any liability to the other party with respect to the use or disclosure to others not party to this Agreement, of such information, which:

          1. Has been publicly known;

          2. Has become publicly known, without fault on the part of CJC, subsequent to disclosure by Client of such information to CJC;

          3. Has been otherwise known by CJC prior to communication by Client to CJC of such information; or

          4. Has been received by CJC at any time from a source (other than Client) lawfully possessing of such information.

     The receiving party is responsible for proving 1-4 above.

     C. Unauthorized Use: Both parties agree that any unauthorized use of any proprietary information, whether accidental or otherwise, shall be construed as intentional and shall be considered a breach of this Agreement.

     3. Non-Exclusivity: Nothing herein shall prevent Client from engaging or utilizing other individuals or entities to provide services similar to those required of CJC herein; nor shall anything herein limit Client's obligations arising under any other agreement or understanding.

     4. Arbitration: All disputes that cannot be settled between the parties together under this Agreement shall be settled by arbitration in accordance with the rules of the American Arbitration Association then controlling.

     5. Controlling Laws of Agreement:

     A. Best Efforts Basis: CJC agrees that it will at all times faithfully, to the best of its experience, ability, and talents, perform all duties that may be required of and from CJC pursuant to the terms of this Agreement. CJC does not guarantee that its efforts will have any impact on Client's business or that any subsequent financial improvement will result from CJC's efforts. Client understands and acknowledges that the success or failure of CIC's efforts will be predicated on Client's assets and operating results.

     B. Binding Law: This Agreement shall be subject to au valid applicable laws, rules, and regulations of the State of California and of the United States. In the event that this Agreement, any of its provisions, or its outlined operations are found to be inconsistent with or contrary to any such laws, rules, or regulations, the latter shall control. Furthermore, if commercially practicable, this Agreement shall be considered modified accordingly and shall continue in full force and effect as so modified.

          1. Both parties reserve the right to meet within a reasonable time and discuss any necessary amendments or modifications should the modified Agreement not be commercially practicable in the opinion of either party=s legal counsel.

          2. In the event of litigation or other dispute resolution, this Agreement shall be controlled by the laws of the State of California.

          3. Any disputes, differences, or controversies shall be heard in the venue of the State of California, in Orange County

     C. Entire Agreement: This Agreement shall constitute the entire Agreement between the parties unless modified by written amendment signed by all of the parties or their successors in interest. There are no other agreements, undertakings, restrictions, representations, or warranties among the parties other than those described and provided for in this Agreement and expressly signed by the parties herein.

     D. Waiver: Client agrees that failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of that provision or provisions; nor shall such failure prevent either party from thereafter enforcing each and every provision of this Agreement.

     6. Due Diligence: The parties herein agree to cooperate with each other concerning reasonable requests with respect to pursuing proper and necessary due diligence.

     7. Parties Representations: Client represents to CJC and CJC represents to Client that each of the following is true and complete as of the date of this
Agreement:

     A. Client and CJC are corporations organized, validly existing, and in good standing under the laws of the state(s) of their incorporations, with full corporate power and authority and all necessary governmental authorization to own, lease, and operate property and carry on their businesses as they are now being conducted. Client and CJC are qualified to do business in and are in good standing in every jurisdiction in which the nature of their businesses or the properties owned or leased by them makes such qualifications necessary.

     8. CJC is not an Agent or Employee of Client: CJC's obligations under this Agreement consist solely of the services previously described. In no event shall CJC be considered to act as an employee or agent of Client or otherwise represent or bind Client. For the purposes of this Agreement, CJC is an independent contractor. All final decisions with respect to Acts of Client, whether or not made pursuant to or in reliance on information or advice furnished by CJC in this Agreement, shall be made by Client. CJC's employees or agents shall under no circumstances be liable for any expenses incurred or losses suffered by Client as a consequence of such action or decisions.

     9. Attorney's Fees: In the event that any court proceeding or dispute resolution procedure is brought under or in connection with this Agreement, the prevailing party in such proceeding (whether on trial or on appeal) shall be entitled to recover from the other party all costs, expenses, and reasonable attorneys' fees incidental to such legal action. The term Aprevailing party@ as defined in this Agreement shall mean the party in whose favor a final judgment or award on the merits is entered. The prevailing party may apply to the court or the person(s) or board in charge of the proceeding, for an award of costs, expenses, and reasonable attorneys' fees.

     10. Facsimile Counterparts: If a party signs this Agreement and transmits an electronic facsimile of the signature page to the other party, the party who receives the transmission may rely upon the electronic facsimile as a signed original of this Agreement. Further, this Agreement may be executed in counterparts.

AGREED TO this 25th day of March, 1998.


Jones & Company, Inc.                        Play Co. Toys & Entertainment Corp.



/s/                                          /s/
Name: C. Allen Jones                         Name: Richard Brady
Title:                                       Title: President